Exhibit 99.1

Results of Annual General and Special Meeting

TORONTO, May 4, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Corporation") is pleased to announce that all resolutions at yesterday's Annual General and Special Meeting were duly passed.

The results of the votes were as follows:

Resolution #1	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To elect the following persons as directors of the Corporation:
(a) Timothy C. Baker	152,270,338	1,674,154	98.9%	1.1%
(b) Samuel T. Coetzer	152,073,018	1,871,474	98.8%	1.2%
(c) Anu Dhir	151,889,713	2,054,779	98.7%	1.3%
(d) Robert E. Doyle	151,768,015	2,176,477	98.6%	1.4%
(e) Gilmour Clausen	152,237,970	1,706,522	98.9%	1.1%
(f) Daniel Owiredu	151,855,893	2,088,599	98.6%	1.4%
(g) Craig J. Nelsen	152,396,652	1,547,840	99.0%	1.0%
(h) Mona Quartey	151,953,087	1,991,405	98.7%	1.3%

Resolution #2	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration.	280,769,318	3,905,385	98.6%	1.4%

Resolution #3	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the Advisory Vote on Named Executive Officer Compensation Resolution.[1]	150,265,374	3,679,118	97.6%	2.4%
Notes:
1.	As defined in the Management Information Circular of the Corporation dated March 12, 2018

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 04-MAY-18